Phone:	(212) 885-5239

Fax:	(212) 885-3817

Email:	twestle@blankrome.com

June 25, 2013

VIA EDGAR

Mr. John Grzeskiewicz

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, DC 20549

Re:	Spirit of America Investment Fund, Inc. (the “Company”) on behalf of its series, the Spirit of America Income and Opportunity Fund (the “Fund”) File Nos.: 333-27925 and 811-08231

Dear Mr. Grzeskiewicz:

On behalf of the Company, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on June 3, 2013 regarding Post-Effective Amendment No. 29 to the Company’s Registration Statement on Form N-1A, filed with the Commission on April 19, 2013.

We have set forth below, in boldface type, the text of each comment, followed by the Company’s responses.

Prospectus

1.        Comment. Fee Table—confirm whether the Fund expects to incur Acquired Fund Fees and Expenses (“AFFE”) based on its permitted investments in other funds and ETFs. If AFFE is expected to be less than 1 bp then not necessary to revise the fee table.

Response:        The Fund currently does not expect to incur AFFE as the Fund does not currently intend to invest in other investment companies. As a result, no change has been made to the Fee Table.

June 25, 2013

2.        Comment. Footnote #3 to the Fee Table—the third sentence with respect to the expense reimbursement agreement states that the waiver of expenses does not include dividend expenses. Please clarify that these are dividends on short sales. Also explain to staff whether the Fund has a current intention to invest in Load Funds and if so add disclosure, as appropriate.

Response:        The Registrant has revised the disclosure in Footnote #3 to the Fee Table to clearly indicate that the waiver does not include “dividend expenses on short sales.” Additionally, the Fund has no current intention to invest in Load Funds and, therefore, no disclosure is required to be added.

3.        Comment. Principal Investment Strategies—reference to ETFs, disclose if investing in ETFs is part of the Fund’s principal investment strategy. If, yes then define ETF but if not then move delete reference in this section and move to appropriate statutory prospectus section. Also, if yes then address AFFE issue and disclose in fee table.

Response:        Investing in ETFs is not a principal investment strategy, therefore, the reference to ETFs has been removed from this section and has been moved to the appropriate section in the Statutory Prospectus that discloses non-principal investment strategies. Where appropriate the term “ETF” will be defined to mean “exchange traded funds.” Please note that ETFs may also be part of the Fund’s temporary investment strategy or may be invested in as part of the Fund’s hedging strategy and will be disclosed in the Prospectus where appropriate.

4.        Comment. Disclose any maturity or duration caps or restrictions on fixed income securities in which the Fund may invest.

Response:        The Fund’s investments in fixed income securities are not subject to any maturity or duration caps, limitations or restrictions, therefore, no changes are required to be made to this section.

5.        Comment. Define terms such as CMO, ETF, etc. used in summary.

Response:        The Fund will define in both the Summary Prospectus and the Statutory Prospectus all terms used therein such as CMO, ETF, etc.

6.        Comment. Clarify the extent to which the Fund may invest in foreign, high yield and real estate related securities. If not principal strategy then move to appropriate other section regarding other types of investments the Fund may make.

Response:        The Fund has no current intention of investing in foreign securities. Any potential investments in real estate related securities are not currently intended to be part of the Fund’s principal investment strategy and, therefore, this disclosure has been moved as appropriate to the Statutory Prospectus. The Fund does intend to invest in high yield related securities, which will be part of the Fund’s principal investment strategy.

June 25, 2013

7. Comment.        Summary prospectus itemizes the kinds of investments that the Fund may make without including a description of the overall investment strategy or approach that the Fund will follow when determining the portfolio securities in which the Fund may invest. Add such a description.

Response:        Registrants have included disclosure in the Summary Prospectus to more clearly indicate the overall investment strategy and investment approach that the Adviser will follow when determining which portfolio securities in which the Fund will invest.

8. Comment.        Principal Risks of Investing—No bullet points offering risk disclosure regarding foreign, emerging market or small cap securities. Clarify or add such disclosure if these are principal investments, if not principal then do not add but revise principal investment strategy section deleting reference to these as appropriate.

Response:        The Fund has added a bullet point containing appropriate risk disclosure regarding investing in small cap companies as this is a principal risk. No bullet points have been added with respect to investing in foreign securities or emerging market securities as making such investments is not considered principal investment strategies. The section on principal investment strategies have been corrected as necessary or appropriate.

9. Comment.        Fund appears to be very plain vanilla. Confirm that the Fund will not invest in derivatives, options or futures or if the Fund can invest in these instruments, add disclosure as appropriate.

Response:        The Fund has no current intention to invest in any derivatives or futures, however, the Fund may invest in certain options as part of its non-principal investment strategy. Appropriate disclosure has been added. We note that the Fund also intends to invest, as part of its principal investment strategy, in floating rate corporate bonds and step coupon corporate bonds. Appropriate disclosure has been added.

10. Comment.        Suitability Requirements—Is the discussion in summary appropriate? Why? Determine whether current risk disclosure is sufficient. Section includes language that the long term investment in these types of securities has volatility. Clarify the types of investments intended by this disclosure, MLPs, etc.? Fluctuation of value of Fund shares, clarify what is intended here.

Response:        The Fund believes that the discussion in the Summary Prospectus is appropriate because the Fund’s investment strategy is to provide shareholders with current income with some potential for capital appreciation through the portfolio securities in which it will invest. All investments have a degree of risk and volatility which the Fund believes should continue to be disclosed in this section, especially investments in REITs and MLPs. The Fund’s net asset value will also fluctuate adding to the level of volatility.

June 25, 2013

11. Comment.        Portfolio Manager Information—Too much information contained in the summary. Pare down based on N1-A requirements and move remainder to statutory prospectus.

Response:        The Fund has revised the disclosure regarding the Portfolio Manager Information by retaining only the initial sentence. The second and third sentences have been moved to the appropriate section of the Statutory Prospectus.

12. Comment.        Prospectus page 7—Additional information regarding investments, etc. Emphasize that the bullet points are not principal strategies but are secondary Fund investments if correct.

Response:        The Fund has revised the disclosure to more clearly indicate that the bullet points are not principal investment strategies but rather are non-principal investment strategies.

13. Comment.        Disclosure following the bullet points—This disclosure describes when the PM may sell a security such as when a security is approaching full valuation. What is this intended to mean? If looking at undervalued securities when making investment decision for purchasing portfolio securities then disclose as management’s investment philosophy.

Response:        The Fund has deleted the reference to selling a security when the security is “approaching full valuation.” The Fund is not intended to be a “value” fund and does not necessarily look to purchase undervalued securities.

14. Comment.        Manager Risk—Move to Summary to highlight.

Response:        The Fund has moved this disclosure to the Summary Prospectus as requested.

15. Comment.        In statutory prospectus define and fully disclose percentage and intended use of ETFs in portfolio.

Response:        The term “ETF” has been defined in the Statutory Prospectus. The Fund’s current intention is to invest less than 5% of its net assets in ETFs.

16. Comment.        CEA Exemption—State whether Fund has filed notice of eligibility with CFTC for exemption regarding requirement to register as CPO. Clarify use of NFA versus CFTC in disclosure.

Response:        The Fund will file the appropriate notice of eligibility with the CFTC for exemption regarding the requirement to register as a CPO. The term NFA was incorrect and, as such, has been deleted. CFTC is the current term and has been inserted as appropriate.

June 25, 2013

17. Comment.        Legal Proceedings—Enforcement branch currently reviewing proposed disclosure. Awaiting their determination. They may want increased disclosure, maybe not.

Response:        The Fund has not yet heard anything more with respect to this Comment. Therefore, no changes have been made to the disclosure.

18. Comment.        Distribution Arrangements—In the second sentence of disclosure it states that the Fund does not include information regarding loads, etc. on its web site yet the prospectus and SAI are in fact available on the web site. Revise disclosure accordingly.

Response:        This sentence has been revised. The Fund does not currently have a website. The Fund’s principal underwriter currently maintains a website that will include the Fund’s Prospectus and SAI once the Fund goes effective.

19. Comment.        SAI—Review SAI, if there is anything disclosed in the SAI and not in the prospectus that might impact Fund performance or influence shareholders when making an investment decision, then move this disclosure to prospectus.

Response:        The Fund has reviewed the SAI and confirms that there is nothing contained in the SAI that should be moved to the Prospectus. As such, the Fund does not believe that any disclosure currently found in the SAI would impact Fund performance or influence shareholders when making an investment decision making it necessary to move such disclosure to the Prospectus.

20. Comment.        Fundamental Investment Policies. No reference made to investment restriction prohibiting the Fund from investing greater than 15% of its net assets in illiquid assets, this needs to be added.

Response:        The Fund has revised the SAI to clearly indicate that as a fundamental investment restriction the Fund may not invest more than 15% of its net assets in illiquid securities.

*        *        *         *        *        *        *        *         *        *

In connection with the foregoing responses to the above comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

June 25, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please contact me at (212) 885-5239.

Very truly yours,

/s/ Thomas R. Westle

Thomas R. Westle

TRW/cn